Filed by Tableau Software, Inc.

Pursuant to Rule 425

under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14d-9

under the Securities Exchange Act of 1934, as amended

Subject Company: Tableau Software, Inc.

(Commission File No. 001-35925)

The following communications are being filed in connection with the acquisition of Tableau Software, Inc. (“Tableau” or the “Company”) by salesforce.com, inc. (“salesforce”).

Andrew Beers, Chief Technology Officer, Video Transcript

The following is the transcript of a video recording of Andrew Beers made available to the development team of Tableau in connection with the transaction beginning on June 11, 2019.

Andrew Beers: Hey Dev Team. Andrew here. First of all, I want to say that I’m sorry that I couldn’t be with you live today. I’m in Asia this week, so it is probably the middle of the night where I am right now. Hopefully, I’m trying to sleep off some of that jet lag. This week I’ll be attending a few conferences, and talking with customers and media about the great products that you are making each and every day. And that makes these meetings both easy and really fun for me, so thanks for everything that you do to help me achieve that.

So big news this week right! Well I wanted to take a couple minutes just to tell you what I’m excited about it. Now, first and foremost, it’s about our mission. In talking with the leaders at Salesforce in the past couple weeks, they really get our mission and they are genuinely excited about it and I really believe that. They see their customers going through their own transformations and how data-centric those transformations are, and they’ve seen the magic we’ve created with our products and how much those products help those customers. And those customers will continue to have data all over the place, so our platform-agnostic approach is something that’s still going to be a really key value that we bring to our products. So I know that they really see our mission and they really understand it and I know they are going to help us succeed in achieving that.

Now there is another thing that I notice there is some interesting complementary experience that we have—they are deep in a few different areas like CRM, and Marketing, and Service. And we are really deep in making fantastic experiences for general purpose analytics across a wide range of industries. And to me, this feels kind of like a peanut butter / chocolate kind of situation, where our respective strengths can support and enhance each other. And if you got a chuckle at my little Reese’s peanut buttercup reference there, you know they got a chuckle out of it too so I know they understand it and I know they agree with me.

Now another reason I’m excited is that we’ll have access to a whole bunch of interesting tech. Just start to imagine what would happen if we took all of the goodness of Hyper, Prep and VizQL and AskData and desktop and server and combine that with all the tech that Salesforce has built over the years. What would we do with their AI platform? Or their app building platform? Or their integration and collaboration platform? There are so many possibilities that will help us accelerate our mission to help people see and understand your data, which just blows my mind.

I think we’re going to be inspired by some of the things they have built over the years, and I know they are going to be inspired by some of the things we have done. This is just going to help us continue to innovate, which is great because I personally believe we have a lot of new things to create on our mission to help people see and understand data.

And innovate we must! We aren’t done with our mission. And Salesforce isn’t done with theirs. We are bringing together two great product and innovation companies to continue to bring amazing new capabilities and innovations to our customers and to customers that we haven’t even met yet. So strap in, I think this is going to be an amazing next adventure for Tableau. Thanks and I will see you next week when I am back.

Additional Information and Where to Find It: The exchange offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that Tableau Software, Inc. (the “Company”), salesforce.com, inc. (“salesforce”) or its acquisition subsidiary, Sausalito Acquisition Corp. (the “Purchaser”) will file with the U.S. Securities and Exchange Commission (the “SEC”). At the time the exchange offer is commenced, salesforce and the Purchaser will file a tender offer statement on Schedule TO, salesforce will file a registration statement on Form S-4 and the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. STOCKHOLDERS OF THE COMPANY ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF THE COMPANY’S SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Solicitation/Recommendation Statement, the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents will be made available to all of the Company’s stockholders at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free on the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by salesforce will be available free of charge under the Financials heading of the Investor Relations section of salesforce’s website at www.salesforce.com/investor. Copies of the documents filed with the SEC by the Company will be available free of charge under the SEC filings heading of the Investors section of the Company’s website at investors.tableau.com/.

Forward-Looking Statements: This communication contains forward-looking information related to the Company and the acquisition of the Company by salesforce that involves substantial risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this release include, among other things, statements about the potential benefits of the proposed transaction, the Company’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of the Company, and the anticipated timing of closing of the proposed transaction. Risks and uncertainties include, among other things, risks related to the ability of the Company to consummate the proposed transaction on a timely basis or at all, including due to complexities resulting from the adoption of new accounting pronouncements and associated system implementations; salesforce’s ability to successfully integrate the Company’s operations; salesforce’s ability to implement its plan, forecasts and other expectations with respect to the Company’s business after the completion of the transaction and realize expected synergies; the satisfaction of the conditions precedent to consummation of the proposed transaction, including having a sufficient number of the Company’s shares being validly tendered into the exchange offer to meet the minimum condition; the Company’s ability to secure regulatory approvals on the terms expected in a timely manner or at all; the ability to realize the anticipated benefits of the proposed transaction, including the possibility that the expected benefits from the proposed transaction will not be realized or will not be realized within the expected time period; disruption from the transaction making it more difficult to maintain business and operational relationships; the negative side effects of the announcement or the consummation of the proposed transaction on the market price of the Company’s common stock or on the Company’s operating results; significant transaction costs; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed transaction; competitive factors, including new market entrants and changes in the competitive environment, pricing changes, sales cycle time and increased competition; customer demand for the Company’s products and services and customer response to the Company’s subscription offerings; ability to attract, integrate and retain qualified personnel; the Company’s ability to protect its intellectual property rights and develop its brand; the ability to develop new services and product features; other business effects, including the effects of industry, market, economic, political or regulatory conditions, including expenditure trends for business analytics and productivity tools; future exchange and interest rates; changes in tax and other laws, regulations, rates and policies, including those related to the provision of services on the Internet, those related to accessing the Internet and those addressing data privacy and import and export controls; future business combinations or disposals; and the uncertainties inherent in research and development.

Further information on these and other risk and uncertainties relating to the Company can be found in its reports on Forms 10-K, 10-Q and 8-K and in other filings the Company makes with the SEC from time to time and available at www.sec.gov. These documents are available under the SEC filings heading of the Investors section of the Company’s website at investors.tableau.com/.

The forward-looking statements included in this communication are made only as of the date hereof. The Company assumes no obligation and does not intend to update these forward-looking statements, except as required by law.

Tableau Executives Social Media Posts

The following social media posts by Tableau executives were made available in connection with the transaction on June 10, 2019 and June 11, 2019.

Andrew Beers:

1.	A big day for Tableau – excited to help even more people see and understand their data! Key info: tabsoft.co/2XAwweM

A big day for Tableau - excited to help even more people see and understand their data! Key info: tabsoft.co/2XAwweM Tableau Software tableau Today is a big day at Tableau! We are joining the Salesforce (amity and together we re going to dramatically accelerate our mission to help people see and understand data. Our «DataFam just got a lot bigger! tabsoft.co/2lyS9FP... 1:10PM - 10Jun2019 1 Retweet 2 Lines

2.	A big news day for Tableau. Excited to take the next steps on this journey, helping more people see and understand data! https://lnkd.in/gq72cj4 Key Info: https://lnkd.in/gvzqA-Z

A big news day for Tableau. Excited to take the next steps on this journey, helping more people see and understand data! https://lnkd.in/gq72cj4 Key Info: https://lnkd.in/gvzqA-Z salesforce signs definitive agreement to acquire tableau

JY Pook:

3.

Delighted to share that Tableau is joining Salesforce to bring the power of analytics to even more people. Our mission of helping people see and understand data continues and we’re excited for this new chapter in our history. We look forward to delivering even greater value to our employees, customers and partners across Asia Pacific. Read about this announcement in a blogpost by Tableau CEO Adam Selipsky: https://tabsoft.co/2IyS9FP Key Info: https://tabsoft.co/2XAwweM

JY Pook * 2nd * * * Technology Executive, Asia Pacific 8h Delighted to share that Tableau is joining Salesforce to bring the power of analytics to even more people. Our mission of helping people see and understand data continues and we re excited for this new chapter in our history. We look forward to delivering even greater value to our employees, customers and partners across Asia Pacific. Read about this announcement in a blogpost by Tableau CEO Adam Setipsky: https://tabsoft.co/2tyS9FP Key Info: https://tabsoft.co/2XAwweM 12 1Comment Like Comment Share

Michele Yetman:

4.	https://lnkd.in/esgHi_e #tableausoftware Key Info: https://lnkd.in/gbqgyw4

https://lnkd.in/esgHi_e #tableausoftware Key Info: https://lnkd.in/gbqgyw4 Seattle will become salesforce hq2 via $15.78 tableau deal, as benioff gushes about talent pool

Additional Information and Where to Find It

The exchange offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that Tableau Software, Inc. (the “Company”), salesforce.com, inc. (“salesforce”) or its acquisition subsidiary, Sausalito Acquisition Corp. (the “Purchaser”) will file with the U.S. Securities and Exchange Commission (the “SEC”). At the time the exchange offer is commenced, salesforce and the Purchaser will file a tender offer statement on Schedule TO, salesforce will file a registration statement on Form S-4 and the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. STOCKHOLDERS OF THE COMPANY ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF THE COMPANY’S SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Solicitation/Recommendation Statement, the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents will be made available to all of the Company’s stockholders at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free on the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by salesforce will be available free of charge under the Financials heading of the Investor Relations section of salesforce’s website at www.salesforce.com/investor. Copies of the documents filed with the SEC by the Company will be available free of charge under the SEC filings heading of the Investors section of the Company’s website at investors.tableau.com/.

Forward-Looking Statements

This communication contains forward-looking information related to the Company and the acquisition of the Company by salesforce that involves substantial risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this release include, among other things, statements about the potential benefits of the proposed transaction, the Company’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of the Company, and the anticipated timing of closing of the proposed transaction. Risks and uncertainties include, among other things, risks related to the ability of the Company to consummate the proposed transaction on a timely basis or at all, including due to complexities resulting from the adoption of new accounting pronouncements and associated system implementations; salesforce’s ability to successfully integrate the Company’s operations; salesforce’s ability to implement its plan, forecasts and other expectations with respect to the Company’s business after the completion of the transaction and realize expected synergies; the satisfaction of the conditions precedent to consummation of the proposed transaction, including having a sufficient number of the Company’s shares being validly tendered into the exchange offer to meet the minimum condition; the Company’s ability to secure regulatory approvals on the terms expected in a timely manner or at all; the ability to realize the anticipated benefits of the proposed transaction, including the possibility that the expected benefits from the proposed transaction will not be realized or will not be realized within the expected time period; disruption from the transaction making it more difficult to maintain business and operational relationships; the negative side effects of the announcement or the consummation of the proposed transaction on the market price of the Company’s common stock or on the Company’s operating results; significant transaction costs; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed transaction; competitive factors, including new market entrants and changes in the competitive environment, pricing changes, sales cycle time and increased competition; customer demand for the Company’s products and services and customer response to the Company’s subscription offerings; ability to attract, integrate and retain qualified personnel; the Company’s ability to protect its intellectual property rights and develop its brand; the ability to develop new services and product features; other business effects, including the effects of industry, market, economic, political or regulatory conditions, including expenditure trends for business analytics and productivity tools; future exchange and interest rates; changes in tax and other laws, regulations, rates and policies, including those related to the provision of services on the Internet, those related to accessing the Internet and those addressing data privacy and import and export controls; future business combinations or disposals; and the uncertainties inherent in research and development.

Further information on these and other risk and uncertainties relating to the Company can be found in its reports on Forms 10-K, 10-Q and 8-K and in other filings the Company makes with the SEC from time to time and available at www.sec.gov. These documents are available under the SEC filings heading of the Investors section of the Company’s website at investors.tableau.com/.

The forward-looking statements included in this communication are made only as of the date hereof. The Company assumes no obligation and does not intend to update these forward-looking statements, except as required by law.